

October 24, 2013

Via E-mail
Robert I. Goldstein
Chief Executive Officer
US Nuclear Corp.
7051 Eton Avenue
Canoga Park, CA 91303

> **Re:** **US Nuclear Corp.**
> **Form 8-K**
> **Filed October 17, 2013**
> **File No. 000-54617**

Dear Mr. Goldstein:

We conducted a preliminary review of your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

General

1. The financial statements and pro forma financial information required under Item 9.01 must be filed in your initial Form 8-K report with regard to any transaction required to be described under Item 2.01 of Form 8-K by a registrant that was a shell company, other than a business combination related shell company, as those terms are defined in rule 12b-2 under the Securities Exchange Act. Refer to Item 9.01(c) of Form 8-K. Please amend your filing to provide this information as soon as possible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant, at 202-551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director